28 Cottrell Street
Mystic, Connecticut 06355

June 24, 2004

Securities and Exchange Commission
Washington, D.C. 20549

RE: S-3 Registration Statement, File No. 333-116688 (Withdrawal Request)

To Whom It May Concern:

Pursuant to Rule 477, this letter is to withdraw the post-effective Amendment No. 5 to our Registration Statement on Form S-3 that was erroneously filed on June 21, 2004 as a new filing (File Number 333-116688). No securities were sold in the offering.

Thank you for your assistance with this matter.

Sincerely, FLIGHT SAFETY TECHNOLOGIES, INC. By: Samuel A. Kovnat Its Chairman and Chief Executive Officer